Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

September 10, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise 10 Crypto Index Fund File No. 333-287889

Dear Ms. Cheng and Ms. Paik:

This letter responds to your comment provided telephonically on September 3, 2025 regarding amendment no. 2 to the registration statement filed on Form S-3 for the Bitwise 10 Crypto Index Fund (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on August 25, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff notes the response to prior comment 1 and reissues in part. Please revise to reconcile the inconsistencies between the publicly available information about the Index and the information incorporated by reference to the 10-K. For example, some of the crypto asset eligibility criteria for the Index appear to be inconsistent, such as the requirement that the crypto asset must have traded more than 1% of its free float adjusted market cap on eligible trading venues over the past 30 days, the requirement that it has maintained a unit price greater than one cent for the past consecutive 30 days, and the circumstances in which the Sponsor will retain discretion to exclude one or more crypto assets and or rebalance the weighting of the portfolio assets.

Response to Comment 1

The prospectus has been updated to reconcile the inconsistencies between the publicly available information about the Index and the information incorporated by reference to the 10-K in accordance with the Staff’s comment.

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September 10, 2025

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	James Audette, Esq., Chapman and Cutler LLP